UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

12 May 2008
Number 17/08

BHP BILLITON ANNOUNCES PLAN OF ARRANGEMENT TO ACQUIRE ANGLO POTASH LTD

BHP Billiton today announced that it has entered into a definitive agreement with Anglo Potash Limited ("Anglo Potash") to acquire all of the issued and outstanding common shares of Anglo Potash at a price of C$8.15 cash per common share (the "Transaction").

Anglo Potash's only asset is its 25% interest in the Canadian potash Joint Venture development project in which BHP Billiton has a 75% interest. If approved, today's announced acquisition will deliver to BHP Billiton 100% control of the Joint Venture.

The total equity value of the Transaction is approximately US$282 million (C$284 million) on a fully diluted basis.

BHP Billiton Diamonds & Specialty Products President Graham Kerr said, "our Canadian potash position comprises a world class development with over 7,338 square kilometres of highly prospective exploration permits in the immediate vicinity of existing major Saskatchewan potash mines. Today's announcement is consistent with BHP Billiton's strategy of capturing and developing premium growth options in long-life, low cost natural resources with a focus on delivering shareholder and stakeholder value".

Anglo Potash's Board of Directors has unanimously approved the Transaction and recommends that shareholders vote in favour of the Transaction.

Further information can be found in the attached joint announcement by BHP Billiton and Anglo Potash.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 Email: Andre.Liebenberg@bhpbilliton.com
Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
Email: Leng.Y.Lau@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
Email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 Email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 12 May 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary